

10026253

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/09____ AND ENDING____12/31/09____
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WSA Fixed Income, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place
(No. and Street)

New York   New York   10004
 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Goetchius   (212) 709-9453
                  (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- if individual, state last, first, middle name)

4 Becker Farm Road   Roseland   New Jersey   07068
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
 ☒ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information*
         contained in this form are not required to respond unless the form displays
         a currently valid OMB control number.

OATH OR AFFIRMATION

I,____Arthur Geotchius_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____WSA Research & Execution LLC_____, as of
____December 31_____,20 09___, are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

Arthur Cortcluros

                    Signature

CpO

                    Title

Notary Public GREGORY J. Uncoih
STATE OF NY - NASAn
01VI621323Y exp 11/2/13

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WSA FIXED INCOME, LLC
(f/k/a WSA Research & Execution LLC)
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

WSA FIXED INCOME, LLC
(f/k/a WSA Research & Execution LLC)
(A Development Stage Company)
CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
WSA Fixed Income, LLC

We have audited the accompanying statement of financial condition of WSA Fixed Income, LLC (f/k/a WSA Research & Execution LLC) (a development stage company) (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WSA Fixed Income, LLC (a development stage company) as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 22, 2010

An independent firm associated with AGN International Ltd   AGN

WSA FIXED INCOME, LLC
(f/k/a WSA Research & Execution LLC)
(A Development Stage Company)
STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash	$	515,850
Prepaid expenses and other assets		8,610
	$	524,460

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Due to parent	$	79,789
Accounts payable and accrued expenses		35,000
Total liabilities		114,789
Member's equity		409,671
Total liabilities and member's equity	$	524,460

1. Nature of business

WSA Fixed Income, LLC (f/k/a WSA Research & Execution LLC) (a development stage company) (the "Company") is a Delaware Limited Liability Company. The Company is wholly owned by Wall Street Access, LLC (the "Parent"). The Company is to provide securities research and brokerage execution to institutional customers and act as a fixed income securities dealer to institutional customers and other broker dealers upon commencement of operations.

The Company is a broker-dealer formed under the Securities Exchange Act and registered with the Securities and Exchange Commission (the "SEC"). The Company received approval of its membership in the Financial Industry Regulatory Authority, Inc, ("FINRA") in April 2008.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 22, 2010. Subsequent events have been evaluated through this date.

Development Stage Company

The Company is in the development stage as defined by GAAP and is subject to the risks associated with activities of development stage companies. The Company has selected December 31st as its fiscal year end. The only income generated to date is interest income earned on cash and cash equivalents. To date, the Company has generated no operating revenues and devoted its efforts primarily to various start-up activities.

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Revenue Recognition

Interest revenue represents interest income earned on cash balances and is recognized on an accrual basis.

WSA FIXED INCOME, LLC
(f/k/a WSA Research & Execution LLC)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENT

2. Summary of significant accounting policies (continued)

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws. The Company is a single member limited liability company and, accordingly no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. The Company is subject to certain state and local taxes including New York City unincorporated business tax.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

Accounting Standards Codification

On June 29, 2009, the Financial Accounting Standards Board ("FASB") issued an accounting pronouncement establishing the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. This pronouncement was issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded. The Company adopted this new accounting pronouncement for the year ended December 31, 2009, as required, and adoption did not have a material impact on the financial statements taken as a whole.

3. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4

4. Related party transactions

Service Agreement and Due from/to Parent

Pursuant to a service agreement, the Company's Parent provides various services and other operating assistance to the Company. These include marketing services, legal and compliance support, human resources support, information technology services, facilities services, financial systems support, and management oversight and business advisory services. Approximately $25,000 has been allocated under this agreement for the period ended December 31, 2009.

The Company has a payable of approximately $80,000 due to its Parent for amounts under the service agreement plus advances for operations in the normal course of business and is due on demand.

5. Net capital requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. This Rule requires that the Company maintain minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $356,000, which was approximately $106,000 in excess of its minimum requirement of $250,000.